Exhibit 99.1

Attunity Reports Third Quarter 2017 Results
- - -
License Revenue Grew 45%; Total Revenue Grew 27% Year-Over-Year
Appointed Mark Logan as Chief Operating Officer
- - -

Burlington, MA – November 2, 2017 – Attunity Ltd. (NasdaqCM: ATTU), a leading provider of data integration and Big Data management software solutions, today reported its unaudited financial results for the three-month period ended September 30, 2017.

"We continued to see an increasing demand for our innovative solutions from customers and partners in the growing Big Data and cloud markets. This demand has resulted in a strong third quarter during which license revenue and total revenue grew 45% and 27%, respectively," stated Shimon Alon, Chairman and CEO of Attunity. "We are also seeing a growing customer need for data lake, cloud and SAP solutions, and continue to see Attunity's platform selected by large global corporations."

"As we focus on driving our business forward, we announced this morning a strategic new hire to enhance our management team. Mark Logan will join the Attunity team as our new Chief Operating Officer. Mark is an experienced leader with a proven track record of revenue growth and enterprise value. We are excited to have him join our leadership team to take us to the next stage of accelerated growth for the Company," concluded Mr. Alon.

Recent Operational Highlights

•	Appointed Mark Logan as new Chief Operating Officer, effective November 20, 2017

•	Closed multiple agreements for Attunity Replicate and Compose for Hive, including a $1.0 million deal with a global financial services company

•	Launched Replicate for Microsoft Migrations, a collaboration with Microsoft (NASDAQ: MSFT)

•	Announced v6 of our Modern Data Integration Platform

•	Recognized by Gartner for the second year in a row as a Challenger in the 2017 Magic Quadrant for Data Integration Tools

Financial Highlights for the Third Quarter of 2017, compared with the Third Quarter of 2016

●	Total revenue was $16.5 million, compared with $13.0 million

●	Operating profit was $0.1 million, compared with an operating loss of $4.1 million

●	Non-GAAP operating profit was $1.5 million, compared with an operating loss of $0.5 million*

●	Net loss of $0.4 million, compared with a net loss of $4.0 million

●	Non-GAAP net income of $0.8 million, compared with non-GAAP net loss of $1.7 million*

Attunity v6 – Technology

In September 2017, Attunity launched a major new release of its data integration platform. The new release includes Attunity Replicate 6.0 along with new versions of Attunity Compose for Hive and Attunity Enterprise Manager (AEM).  The Attunity v6 data integration platform uniquely accommodates these needs with the addition of many capabilities including:

•	Expanded cloud data integration for migration and analytics

•	Enhanced performance for Hadoop data ingestion and Oracle environments

•	Universal database stream generation to support streaming enterprise architectures

•	Secure management of data pipelines with global role-based access control and auditing

•	AEM Analytics, providing trend analysis on system resource utilization and performance monitoring in large-scale environments

Financial Results for Q3 2017

Total revenue for the third quarter of 2017 was $16.5 million, compared with $13.0 million for the same period in 2016. This includes license revenue of $9.2 million, which grew 45% compared with $6.3 million for the same period in 2016, and maintenance and service revenue, which grew 10% to $7.3 million, compared with $6.6 million for the same period in 2016. License revenue includes approximately $3.0 million, recognized from a previously announced strategic OEM licensing agreement with a top information technology company.

Operating expenses for the third quarter of 2017 decreased 4% to $16.4 million, compared with $17.0 million for the same period in 2016.

Non-GAAP operating expenses for the third quarter of 2017 increased 12% to $15.0 million, compared with $13.5 million for the same period in 2016. Non-GAAP operating expenses exclude approximately $1.3 million in equity-based compensation expenses and amortization associated with acquisitions, compared with an approximately $2.0 million charge for partial impairment of acquired technology associated with the Appfluent acquisition and $1.6 million in equity-based compensation expenses and amortization associated with acquisitions for the same period in 2016.*

Operating profit for the third quarter of 2017 was $0.1 million, compared with an operating loss of $4.1 million for the same period in 2016.

Non-GAAP operating profit was $1.5 million for the third quarter of 2017, compared with non-GAAP operating loss of $0.5 million for the same period in 2016. Non-GAAP operating profit excludes a total of $1.3 million in equity-based compensation expenses and amortization associated with acquisitions, compared with an approximately $2.0 million charge for partial impairment of acquired technology associated with the Appfluent acquisition and $1.6 million in equity-based compensation expenses and amortization associated with acquisitions for the same period in 2016.*

Net loss for the third quarter of 2017 was $0.4 million, or ($0.03) per diluted share, compared with a net loss of $4.0 million, or ($0.24) per diluted share, in the third quarter of 2016.

Non-GAAP net income for the third quarter of 2017 was $0.8 million, or $0.04 per diluted share, compared with a non-GAAP net loss of $1.7 million, or ($0.10) per diluted share, for the same period in 2016. Non-GAAP net loss excludes approximately $1.2 million in equity-based compensation expenses, amortization associated with acquisitions and tax benefits related to non-GAAP adjustments, compared with approximately $2.3 million in partial impairment of acquired technology associated with the Appfluent acquisition, equity-based compensation expenses and amortization associated with acquisitions, including tax benefits related to non-GAAP adjustments of $1.2 million, for the same period in 2016.*

Cash and cash equivalents were $7.3 million as of September 30, 2017, compared with $10.0 million as of June 30, 2017. Cash and cash equivalents at the end of the third quarter of 2017 were mainly impacted by $1.6 million used in operating activities.

Shareholders' equity as of September 30, 2017 increased to $30.5 million, compared with $29.8 million as of June 30, 2017.

Conference Call and Webcast Information

The Company will host a conference call with the investment community on Thursday, November 2nd at 8:30 a.m. Eastern Time featuring remarks by Shimon Alon, Chairman and CEO, Dror Harel-Elkayam, CFO, and Itamar Ankorion, CMO of Attunity. The dial-in numbers for the conference call are +1-800-967-7134 (U.S. Toll Free), +1 80 925 8243 (Israel), or +1-719-325-2339 (International). All dial-in participants must use the following code to access the call: 5157422.

Please call at least five minutes before the scheduled start time.  The conference call will also be available via webcast, which can be accessed through the Investor Relations section of Attunity's website, ir.attunity.com. Please allow extra time prior to the call to visit the site and download any necessary software to listen to the live broadcast.

For interested individuals unable to join the conference call, a replay of the call will be available through November 16, 2017, at +1-844-512-2921 (U.S. Toll Free) or +1-412-317-6671 (International). Participants must use the following code to access the replay of the call: 5157422. The online archive of the webcast will be available on ir.attunity.com/events for 30 days following the call.

About Attunity

Attunity is a leading provider of data integration and Big Data management software solutions that enable availability, delivery, and, management of data across heterogeneous enterprise platforms, organizations, and the Cloud. Our software solutions include data replication and distribution, test data management, change data capture (CDC), data connectivity, enterprise file replication (EFR), managed file transfer (MFT), data warehouse automation, data usage analytics, and cloud data delivery.

Attunity has supplied innovative software solutions to its enterprise-class customers for over 20 years and has successful deployments at thousands of organizations worldwide. Attunity provides software directly and indirectly through a number of partners such as Microsoft, Oracle, IBM and Hewlett Packard Enterprise. Headquartered in Boston, Attunity serves its customers via offices in North America, Europe, and Asia Pacific and through a network of local partners. For more information, visit  http://www.attunity.com or our blog and join our communities on Twitter, Facebook, LinkedIn and YouTube.

(*) Use of Non-GAAP Financial Information

In addition to reporting financial results in accordance with U.S. generally accepted accounting principles, or GAAP, Attunity uses Non-GAAP measures of net income (loss), operating expenses, operating profit (loss), and diluted net income (loss) per share, which are adjusted from results based on GAAP to exclude amortization and impairment charges associated with the acquisitions, stock-based compensation expenses, non-cash financial expenses, such as the effect of a revaluation of liabilities presented at fair value and accretion of payment obligations, and tax benefits related to non-GAAP adjustments. Attunity's management believes the non-GAAP financial information provided in this release is useful to investors' understanding and assessment of Attunity's on-going core operations and prospects for the future. Management uses both GAAP and non-GAAP information in evaluating and operating its business internally and as such has determined that it is important to provide this information to investors. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP. For further details, see the Reconciliation of Supplemental Non-GAAP Financial Information table later in this press release.

Important Note: Attunity is not responsible for the awards mentioned in this press release or the entities that award them.

Safe Harbor Statement

This press release contains forward-looking statements, including statements regarding the anticipated features and benefits of Replicate Solutions, within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other Federal Securities laws. Statements preceded by, followed by, or that otherwise include the words "believes", "expects", "anticipates", "intends", "estimates", "plans", and similar expressions or future or conditional verbs such as "will", "should", "would", "may" and "could" are generally forward-looking in nature and not historical facts. For example, when we discuss the demand for our products and expectations regarding future growth, we are using forward-looking statements. In addition, announced results for the third quarter of 2017 are preliminary, unaudited and subject to year-end audit adjustment. Because such statements deal with future events, they are subject to various risks and uncertainties and actual results, expressed or implied by such forward-looking statements, could differ materially from Attunity's current expectations. Factors that could cause or contribute to such differences include, but are not limited to, risks and uncertainties relating to: our history of operating losses and ability to achieve or sustain profitability; our ability to manage our growth effectively;  our business and operating results dependency on the successful and timely implementation of our third party partner solutions; the lengthy sales cycle of our products; competition; acquisitions, including costs and difficulties related to integration of acquired businesses and impairment charges; global economic conditions; the potential loss of one or more of our significant customers or a decline in demand from one or more of these customers; timely availability and customer acceptance of Attunity's new and existing products, including Attunity Compose and Attunity Visibility; international operations; our need and ability to raise capital; and other factors and risks on which Attunity may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ. For a more detailed description of the risks and uncertainties affecting Attunity, reference is made to Attunity's latest Annual Report on Form 20-F (as amended) which is on file with the Securities and Exchange Commission (SEC) and the other risk factors discussed from time to time by Attunity in reports filed with, or furnished to, the SEC. Except as otherwise required by law, Attunity undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

The contents of any website or hyperlinks mentioned in this press release are for informational purposes and the contents thereof are not part of this press release.

###

© Attunity 2017. All Rights Reserved. Attunity is a registered trademark of Attunity Inc. All other product and company names herein may be trademarks of their respective owners.

For more information, please contact:

Todd Fromer / Allison Soss
KCSA Strategic Communications
P: +1-212-682-6300
tfromer@kcsa.com / asoss@kcsa.com

Dror Harel-Elkayam, CFO
Attunity Ltd.
Tel. +972-9-899-3000
dror.elkayam@attunity.com

CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2017

UNAUDITED

U.S. DOLLARS IN THOUSANDS

ATTUNITY LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	September 30,	December 31,
	2017	2016
	Unaudited
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$7,293	$9,166
Trade receivables (net of allowance for doubtful accounts of $15 at September 30, 2017 and December 31, 2016)	8,536	7,031
Other accounts receivable and prepaid expenses	1,307	663
Total current assets	$17,136	$16,860

LONG-TERM ASSETS:
Other assets	153	155
Deferred taxes	1,978	2,340
Severance pay fund	4,311	3,770
Property and equipment, net	1,267	1,214
Intangible assets, net	1,768	2,778
Goodwill	30,929	30,929
Total long-term assets	$40,406	$41,186

Total assets	$57,542	$58,046

ATTUNITY LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands, except share and per share data

	September 30,	December 31,
	2017	2016
	Unaudited
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:

Trade payables	$948	$375
Payment obligation related to acquisitions	-	271
Deferred revenues	11,381	10,676
Employees and payroll accruals	4,444	4,741
Accrued expenses and other current liabilities	1,978	2,021
Liability presented at fair value	300	-
Total current liabilities	19,051	18,084

LONG-TERM LIABILITIES:
Other liabilities	304	277
Deferred revenues	1,805	1,438
Liability presented at fair value	-	512
Accrued severance pay	5,857	5,027
Total long-term liabilities	7,966	7,254

SHAREHOLDERS' EQUITY:
Share capital - Ordinary shares of NIS 0.4 par value -	1,955	1,921
Authorized: 32,500,000 shares at September 30, 2017 and December 31, 2016; Issued and outstanding 17,147,011 shares at September 30, 2017 and 16,841,238 shares at December 31, 2016
Additional paid-in capital	152,754	149,716
Accumulated other comprehensive loss	(1,175)	(1,013)
Accumulated deficit	(123,009)	(117,916)

Total shareholders' equity	30,525	32,708

Total liabilities and shareholders' equity	$57,542	$58,046

ATTUNITY LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars and shares in thousands, except per share data

	Three months ended		Nine months ended
	September 30,		September 30,
	2017	2016	2017	2016
	Unaudited		Unaudited
Revenues:
Software licenses	$9,189	$6,323	$22,353	$19,862
Maintenance and services	7,290	6,629	21,470	19,062
Total revenues	16,479	12,952	43,823	38,924
Operating expenses:
Cost of revenues	2,703	2,292	7,228	6,671
Research and development	3,674	3,284	10,473	10,076
Selling and marketing	8,527	8,177	25,182	26,024
General and administrative	1,464	1,293	3,965	3,601
Impairment of acquisition-related intangible assets	-	1,990	-	4,122
Total operating expenses	16,368	17,036	46,848	50,494

Operating profit (loss)	111	(4,084)	(3,025)	(11,570)

Financial (expenses) income, net	20	(75)	(37)	5

Profit (loss) before income taxes	131	(4,159)	(3,062)	(11,565)

Income tax benefit (taxes on income)	(559)	160	(2,031)	1,117

Net loss	$(428)	$(3,999)	$(5,093)	$(10,448)

Basic and diluted net loss per share	$(0.03)	$(0.24)	$(0.30)	$(0.63)
Weighted average number of shares used in computing basic net and diluted loss per share	17,090	16,790	17,060	16,711

ATTUNITY LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands
	Nine months ended September 30,
	2017	2016
	Unaudited
Cash flows activities:
Net loss	$(5,093)	$(10,448)
Adjustments required to reconcile net loss to net cash used in operating activities:
Depreciation	363	366
Stock based compensation	2,654	2,957
Amortization of intangible assets	1,010	1,948
Impairment of acquisition-related intangible assets	-	4,122
Accretion of payment obligation	-	33
Change in:
Accrued severance pay, net	289	104
Trade receivables	(1,472)	(1,212)
Other accounts receivable and prepaid expenses	(596)	(410)
Other long term assets	6	152
Trade payables	555	365
Deferred revenues	783	1,077
Employees and payroll accruals	(309)	793
Accrued expenses and other liabilities	(15)	872
Liabilities presented at fair value	(212)	(213)
Tax benefit related to exercise of stock options	-	146
Change in deferred taxes, net	388	(1,745)
Net cash used in operating activities	(1,649)	(1,093)
Cash flows from investing activities:
Purchase of property and equipment	(409)	(392)
Net cash used in investing activities	(409)	(392)
Cash flows from financing activities:
Proceeds from exercise of options	421	185
Payment of contingent consideration	(271)	(1,990)
Tax benefit related to exercise of stock options	-	(146)
Net cash provided by (used in) financing activities	150	(1,951)
Foreign currency translation adjustments on cash and cash equivalents	35	(154)

Decrease in cash and cash equivalents	(1,873)	(3,590)
Cash and cash equivalents at the beginning of the year	9,166	12,522

Cash and cash equivalents at the end of the period	$7,293	$8,932

Supplemental disclosure of cash flow activities:
Cash paid during the year for taxes	$1,619	$588
Supplemental disclosure of non- cash investing activities:
Issuance of shares related to acquisition	$-	$224

ATTUNITY LTD. AND ITS SUBSIDIARIES

RECONCILIATION OF SUPPLEMENTAL, NON-GAAP FINANCIAL INFORMATION
U.S. dollars and shares in thousands, except per share data

	Three months ended		Nine months ended
	September 30,		September 30,
	2017	2016	2017	2016
	Unaudited		Unaudited

GAAP revenues	$16,479	$12,952	$43,823	$38,924
Valuation adjustment on acquired deferred service revenue	-	9	-	35
Non-GAAP revenues	16,479	12,961	43,823	38,959
	-
GAAP operating expenses	16,368	17,036	46,848	50,494
Cost of revenues (1)	(51)	(42)	(115)	(122)
Research and development (1) (2)	(213)	(265)	(578)	(944)
Sales and marketing (1) (2)	(497)	(473)	(1,279)	(1,931)
General and administrative (1)	(243)	(255)	(682)	(739)
Amortization of acquired intangible assets	(337)	(555)	(1,010)	(1,948)
Impairment of acquisition-related intangible assets	-	(1,990)	-	(4,122)
Non-GAAP operating expenses	15,027	13,456	43,184	40,688

GAAP operating income (loss)	111	(4,084)	(3,025)	(11,570)
Operating loss adjustments	(1,341)	(3,589)	(3,664)	(9,841)
Non-GAAP operating income (loss)	1,452	(495)	639	(1,729)

GAAP financial (expenses) income, net	20	(75)	(37)	5
Revaluation of liabilities presented at fair value	-	(127)	(212)	(213)
Accretion of payment obligations	-	10	-	(2)
Non -GAAP Financial (expense) income, net	20	(192)	(249)	(210)

GAAP income tax benefit (taxes on income)	(559)	160	(2,031)	1,117
Tax benefits (taxes on income) related to non-GAAP adjustments	(161)	(1,189)	22	(2,503)
Non-GAAP taxes on income	(720)	(1,029)	(2,009)	(1,386)

GAAP net loss	(428)	(3,999)	(5,093)	(10,448)
Valuation adjustment on acquired deferred revenue	-	9	-	35
Amortization of acquired intangible assets	337	555	1,010	1,948
Impairment of acquisition-related intangible assets	-	1,990	-	4,122
Acquisition related expenses	-	-	-	779
Stock-based compensation	1,004	1,035	2,654	2,957
Revaluation of liabilities presented at fair value	-	(127)	(212)	(213)
Accretion of payment obligations	-	10	-	(2)
Tax benefits (taxes on income) related to non-GAAP adjustments	(161)	(1,189)	22	(2,503)
Non-GAAP net income (loss)	$752	$(1,716)	$(1,619)	$(3,325)

GAAP basic and diluted net loss per share	$(0.03)	$(0.24)	$(0.30)	$(0.63)
Non-GAAP diluted net income (loss) per share	$0.04	$(0.10)	$(0.09)	$(0.20)

Shares used in computing GAAP basic and diluted net loss per share	17,090	16,790	17,060	16,711

Shares used in computing Non-GAAP diluted net income (loss) per share	17,896	16,790	17,060	16,711

(1) Stock-based compensation expenses (*):

	Three months ended		Nine months ended
	September 30,		September 30,
	2017	2016	2017	2016
Cost of revenues	$51	$42	$115	$122
Research and development	213	265	578	758
Sales and marketing	497	473	1,279	1,338
General and administrative	243	255	682	739
	$1,004	$1,035	$2,654	$2,957
(*) Retention bonus paid in Attunity shares constitute part of (2) below

(2) Acquisition related expenses
Research and development	-	-	-	$186
Sales and marketing	-	-	-	593
	-	-	-	$779